UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                            SEC File Number 000-24962
                            CUSIP Number 379399 10 8


                                   (Check One)

/ / Form 10-K/Form 10-KSB // Form 20-F // Form 11-K /X/ Form 10-Q/Form 10-QSB // Form N-SAR // Form N-CSR

                       For period ended September 30, 2004

           / / Transition Report on Form 10-K/Form 10-KSB
           / / Transition Report on Form 20-F
           / / Transition Report on Form 11-K
           / / Transition Report on Form 10-Q/Form 10-QSB
           / / Transition Report on Form N-SAR
           For the transition period ended:_______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

GlobalNet Corporation
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Full Name of Registrant

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iDial Networks, Inc.
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Former Full Name of Registrant

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18851 NE 29th Avenue, 7th Floor
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Address of Principal Executive Office

Aventura, Florida 33180
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City, State and Zip Code

PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a)  The reasons  described in  reasonable  detail in Part III of this  form  could  not be  eliminated  without  unreasonable effort or expense;
 /X/           (b)  The subject annual report,  semi-annual  report,  transition report on Forms 10-K, X 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the registrant. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the registrant's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Thomas Seifert, CFO    (786) 541-0200
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(2) Have all other  periodic  reports  required under Section 13 or 15(d) or the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) : Yes X No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? :
Yes X No __

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2003, the registrant had revenues of $27,161,034 and net loss of $2,979,268. For the quarter ended September 30, 2004, the registrant currently estimates that it had revenues of approximately $12,378,140 and a net loss of approximately $4,960,582. Results for the 2004 fiscal year remain subject to further adjustment and actual results may differ significantly from the foregoing estimates. The main reasons for this decrease can be attributed to continuing fluctuations with sales from our primary customers as well as continuing decreases in Mexico rates.


                              GlobalNet Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date: November 16, 2004                     By: /s/ Thomas Seifert
                                                ------------------
                                                    Thomas Seifert
                                                    Chief Financial
                                                    Officer